# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Era Anagnosti, DLA Piper LLP (US), 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 233,229,889; shared voting power 0; sole dispositive power 233,229,889; shared dispositive power 0; aggregate amount beneficially owned 233,229,889 (72.57% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on July 30, 2025 ("Amendment No. 1"); Amendment No. 2 to the Schedule 13D filed by the Reporting Person with the SEC on November 13, 2025 ("Amendment No. 2"); and Amendment No. 3 to the Schedule 13D filed by the Reporting Person with the SEC on November 18, 2025 ("Amendment No. 3" and, together with the Schedule 13D and Amendment Nos. 1, 2 and 3, the "Schedule 13D, as amended"), relating to the ordinary shares, nominal value TRY 0.20 per share (the "Ordinary Shares") of D-MARKET Electronic Services & Trading (the "Issuer"), including such Ordinary Shares as are represented by American depositary shares (the "ADSs"), with each ADS representing one Ordinary Share, which are listed on the Nasdaq Global Select Market under the symbol "HEPS." Except as specifically provided herein, this Amendment No. 4 does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

On December 3, 2025, the Reporting Person agreed to purchase, in two separate transactions, an aggregate of 9,983,669 Ordinary Shares (represented by ADSs) of the Issuer from two unrelated counterparties at a purchase price of $2.95 per share for an aggregate purchase price of USD 29,451,823.55. The source of funding for the purchases is the working capital of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The disclosure in Item 4 of the Schedule 13D, as amended, is hereby supplemented to incorporate the supplemental disclosure set forth in Item 3 of this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 4, the Reporting Person beneficially owns 233,229,889 Ordinary Shares of the Issuer, representing 72.57% of the total outstanding Ordinary Shares.(1)

The percentage ownership is based on 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 4, the Reporting Person beneficially owns 233,229,889 Ordinary Shares of the Issuer, representing 72.57%(1) of the total outstanding Ordinary Shares, as set forth below:

Sole power to vote or direct the vote of: 233,229,889
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 233,229,889
Shared power to dispose of or to direct the disposition of: 0

The percentage ownership is based on 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 of this Amendment No. 4 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Person, other than as described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (12/05/2025)